Exhibit B

Execution Version

Purchase and Sale Agreement

This Purchase and Sale Agreement (this “Agreement”), dated as of September 6, 2024, is entered into by and among Whitebox Multi-Strategy Partners, LP, Whitebox Relative Value Partners, LP, Pandora Select Partners, LP and Whitebox GT Fund, LP (collectively, “Sellers”) and D&D Source of Life Holding Ltd. (“Purchaser”). Capitalized terms used without definition in this Agreement have the meaning assigned to them in the Notes.

WHEREAS, Reed’s, Inc., a Delaware corporation (the “Company”), has issued to Sellers, at various times, the 10% Secured Convertible Promissory Notes and Secured Promissory Notes set forth on Exhibit A to this Agreement (as amended, modified and supplemented from time to time prior to, on or after the date hereof, the “Notes”);

WHEREAS, each Seller desires to sell and assign to Purchaser, and Purchaser desires to purchase and assume from each Seller, all of each Seller’s right, title, interest and obligations in and under the Notes beneficially owned by such Seller on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrent with the consummation of transactions under this Agreement, Sellers intend to extend to the Company a new term loan on the terms set forth in Exhibit C to this Agreement (the “New Loan”).

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, the parties hereto agree as follows:

ARTICLE I
Purchase, Sale, ASsignment and Assumption

SECTION 1.1         Purchase, Sale, Assignment and Assumption. On the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined below), each Seller, severally and not jointly, shall sell, transfer and assign to Purchaser, and Purchaser shall purchase and assume from each Seller, all of such Seller’s right, title, interest and obligations in and under each of the Notes currently issued and registered in the name of such Seller for a purchase price payable in cash by Purchaser to such Seller with respect to each such Note as set forth on Exhibit A to this Agreement (the aggregate purchase price for all Notes, the “Purchase Price”). Each such purchase, sale, transfer, assignment and assumption pursuant to this Agreement is without recourse to any Seller and, except as expressly provided in this Agreement, without representation or warranty by any Seller.

SECTION 1.2         Closing; Closing Deliverables.

(a)            The closing of the purchase, sale, transfer, assignment and assumption of the Notes pursuant to Section 1.1 (the “Closing”) shall take place remotely via the exchange of documents and signatures at 10:00 a.m., New York City time, on the earliest of the following (i) October 6, 2024, (ii) two Business Days following the date on which definitive documentation for the New Loan and definitive documentation providing for the changes to the terms of the Notes set forth in Section 2.3 have been finalized for execution, and (iii) such earlier date as Sellers and Purchaser agree in writing (the date and time of the Closing being referred to as the “Closing Date”).

(b)            On the Closing Date:

(i)             Purchaser shall pay to each Seller that portion of the Purchase Price owing to such Seller (less such Seller’s pro rata portion of the Purchase Price Deposit (as defined below)) for each Note sold by such Seller by wire transfer of immediately available funds to the account specified in writing for such Seller;

(ii)            Purchaser shall pay to the Holder Representative any processing fee required by the Holder Representative to be paid and deliver to the Holder Representative any additional documentation required by the Holder Representative to be delivered in connection with the transfer of the Notes on the Closing Date;

(iii)           Purchaser and each Seller shall deliver to each other and to the Company and the Holder Representative duly executed counterparts to the Assignment and Assumption Agreement (as defined in the Purchase Agreement) in substantially the form attached to the Purchase Agreement, together with any necessary changes to ensure the statements contained therein are factually accurate, for the transfer of the Notes to be transferred at the Closing;

(iv)           Each Seller shall deliver to Purchaser, the Company and the Holder Representative such certifications, opinions of counsel or other evidence as the Company or the Holder Representative may reasonably require in order to determine that the purchase and sale of the Notes contemplated by this Agreement complies with the Securities Act; and

(v)            Each Seller shall deliver to Purchaser, the Company and the Collateral Agent a release of the Company and the Collateral Agent on behalf of the Sellers from any Claims (as defined below) arising out of or relating to the Notes, but not (to avoid doubt) any other Claims (such as Claims any Seller may have in its capacity as a holder of shares of Common Stock (as defined below) or as a result of becoming a lender in connection with the New Loan), in a form reasonably satisfactory to each such Seller and Purchaser.

SECTION 1.3         Closing Conditions.

(a)            The obligations of each Seller and Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of the conditions that no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby.

(b)            The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of the following conditions:

(i)             Sellers (or one or more of their respective Affiliates) and the Company shall have duly executed and delivered definitive documentation for the New Loan, with all such documentation being on terms and conditions consistent with the terms set forth in Exhibit C to this Agreement and otherwise reasonably satisfactory to Sellers (or those of their Affiliates party to the New Loan) and Purchaser, and all conditions to the funding under such documentation shall have been satisfied or waived and the funding of the New Loan shall occur substantially concurrently with the Closing; Sellers acknowledge that the funding of the New Loan will be the source of funds to repay the ABL Debt;

(ii)            All representations and warranties of each Seller contained in this Agreement shall be true and correct in all material respects as of the Closing (and the consummation of the Closing shall constitute a reaffirmation of such representations and warranties contained in this Agreement as of the Closing), and that all covenants and agreements contained in this Agreement to be complied with by each Seller on or before the Closing shall have been complied with in all material respects; and

(iii)           Each Seller shall have delivered those items to be delivered by such Seller as set forth in Section 1.2.

(c)            The obligations of each Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of the following conditions:

(i)             Sellers shall have received such documentation as they deem sufficient, in their sole and absolute discretion, to evidence that, as of the Closing, all liens securing Notes have been (A) released in full or (B) subordinated to the liens securing the New Loan pursuant to a subordination agreement having such terms and conditions as Sellers deem sufficient, in their reasonable discretion;

(ii)            Sellers shall have received (A) a customary payoff letter in form and substance reasonably acceptable to Sellers evidencing the release of all liens securing the ABL Debt upon the ABL Debt being repaid in full and the termination of all commitments thereunder and (B) a funds flow reasonably acceptable to Sellers showing that immediately following the Closing the ABL Debt shall have been repaid, satisfied and discharged in full and all commitments thereunder have been terminated;

(iii)          All representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing (and the consummation of the Closing shall constitute a reaffirmation of such representations and warranties contained in this Agreement as of the Closing), and that all covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects; and

(iv)          Purchaser shall have delivered those items to be delivered by Purchaser as set forth in Section 1.2 (including, without limitation, payment to each Seller of that portion of the Purchase Price for each Note being sold).

SECTION 1.4         Further Assurances. Each Seller and Purchaser shall promptly execute and deliver such additional documentation and take such additional actions from time to time after the date hereof as any other party may reasonably request to confirm of effectuate the intent of this Agreement, including by executing and delivering such additional documentation and taking such additional actions as reasonably requested by the Company, the Holder Representative or the Collateral Agent to permit the satisfaction of the closing conditions and the delivery of the documentation to be delivered at each Closing pursuant to this Agreement.

SECTION 1.5         Purchase Price Deposit. On or prior to September 13, 2024, Purchaser shall pay to each Seller its pro rata portion (based on that portion of the Purchase Price payable to such Seller for all Notes being sold by such Seller under this Agreement) of $3,000,000 (such aggregate amount, the “Purchase Price Deposit”), which amount shall be paid by wire transfer of immediately available funds to the account specified in writing for such Seller. The Purchase Price Deposit shall be credited against the Purchase Price payable by Purchaser in the event the Closing occurs under this Agreement and shall be forfeited and be the property of Sellers in the event this Agreement is terminated for any reason without the Closing having occurred; provided that if Purchaser has previously funded the Purchase Price Deposit and Purchaser terminates this Agreement pursuant to (a) Section 4.1(a) or (b) Section 4.1(d) unless, at the time of such termination, Sellers have the right to terminate this Agreement pursuant to Section 4.1(c), Sellers shall immediately return (no later than two Business Days) the Purchase Price Deposit in full by wire transfer of immediately available funds to the account specified in writing for Purchaser. Purchaser agrees and acknowledges that the payment by Purchaser and retention by Sellers of the Purchase Price Deposit is not a penalty and will be deemed to be liquidated damages in a reasonable amount that will compensate Sellers for any and all direct costs or liabilities in connection with the transactions contemplated by this Agreement (which amount would otherwise be impossible to calculate with precision).

ARTICLE II
REPRESENTATIONS, WARRANTIES and covenants

SECTION 2.1         Representations and Warranties of Sellers. Each Seller, severally and not jointly, represents and warrants to Purchaser as of the date hereof and as of the Closing Date as follows:

(a)             Such Seller is an entity duly formed, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its formation. Such Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Other than as contemplated by the terms of the Notes, all consents, approvals, authorizations, and orders necessary for the execution and delivery by such Seller of this Agreement, and for the sale and delivery of the Notes being sold by such Seller, have been obtained. This Agreement constitutes a valid and biding obligation of such Seller, enforceable against such Seller in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies (the “Enforceability Exceptions”).

(b)            The execution and delivery by such Seller of this Agreement, and the consummation by such Seller of the transactions contemplated hereby, will not (i) violate or conflict with such Seller’s organizational documents or any law or governmental order applicable to such Seller or by which any of its properties or assets may be bound, (ii) require any filing with, or permit, consent or approval of, or the giving of any notice to, any governmental authority, or (iii) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under (or give rise to any right of termination, cancellation, payment, or acceleration or any right under) or result in the creation of any lien upon any of the properties or assets of such Seller under, any contract, permit, or other obligation to which such Seller is a party, or by which such Seller or any of its properties or assets are bound, other than in the case of clauses (ii) and (iii) as would not be expected to materially impair such Seller’s ability to perform its obligations under this Agreement.

(c)            Such Seller has good and valid title to, and record and beneficial ownership of, the Notes being sold by such Seller. Such Seller owns such Notes free and clear of any and all liens, security interests, pledges, claims, options, rights of first refusal or other encumbrances of any kind and nature whatsoever, other than restrictions on transfer imposed by applicable securities laws or as will be released prior to any transfer to Purchaser.

(d)            Except for the representations and warranties in this Agreement, Sellers acknowledge and agree that Purchaser does not make, nor any person on behalf of Purchaser makes any other express or implied representation or warranty with respect to any information provided or made available to Sellers in connection with this Agreement, and Purchaser (and any person acting on behalf of Purchaser) shall not have any liability to Sellers resulting from Sellers’ reliance on any such information. Each Seller specifically disclaims that it is relying on or has relied on any representations or warranties, other than those representations and warranties contained in this Agreement, that may have been made by any person, and acknowledges and agrees Purchaser has specifically disclaimed and does hereby specifically disclaim any such other representations and warranties.

SECTION 2.2         Representations and Warranties of Purchaser. Purchaser represents and warrants to each Seller as of the date hereof and as of the Closing Date as follows:

(a)            Purchaser is an entity duly formed, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its formation. Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Other than as contemplated by the terms of the Notes, all consents, approvals, authorizations, and orders necessary for the execution and delivery by Purchaser of this Agreement, and for the purchase and assumption of the Notes by Purchaser, have been obtained. This Agreement constitutes a valid and biding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

(b)           The execution and delivery by Purchaser of this Agreement, and the consummation by Purchaser of the transactions contemplated hereby, will not (i) violate or conflict with Purchaser’s organizational documents or any law or governmental order applicable to Purchaser or by which any of its properties or assets may be bound, (ii) require any filing with, or permit, consent or approval of, or the giving of any notice to, any governmental authority, or (iii) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under (or give rise to any right of termination, cancellation, payment, or acceleration or any right under) or result in the creation of any lien upon any of the properties or assets of Purchaser under, any contract, permit, or other obligation to which Purchaser is a party, or by which Purchaser or any of its properties or assets are bound, other than in the case of clauses (ii) and (iii) as would not be expected to materially impair Purchaser’s ability to perform its obligations under this Agreement.

(c)            Purchaser has substantial experience in evaluating and investing in securities similar to the Notes so that Purchaser is capable of evaluating the merits and risks of an investment in the Notes and has the capacity to protect its interests. Purchaser is acquiring the Notes for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof in violations of the Securities Act. Purchaser understands that neither the purchase and sale of the Notes pursuant to this Agreement, nor any shares of Common Stock issuable upon conversion of the Notes, have been registered under the Securities Act or the securities Laws of any state or other jurisdiction, and that the Notes may be sold or transferred only if registered pursuant to the Securities Act and any other applicable securities Laws or if an exemption from registration is available, and that the Company is not required to register the Notes under the Securities Act or any other applicable securities Laws.

(d)            Purchaser is either (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.

(e)            Purchaser is not purchasing the Notes as a result of any advertisement, article, notice or other communication regarding the Notes published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(f)             Purchaser has had the opportunity to review all documentation relating to the Notes and the Note Documents (including without limitation all exhibits and schedules thereto and all amendments and waivers relating to the Notes listed on Exhibit B to this Agreement) and has had access to such information regarding the Notes, the Note Documents and the Company as it deems necessary and appropriate for purposes of making its decision to enter into this Agreement and complete the transactions contemplated hereby.

(g)            Purchaser is aware that Sellers are subject to a confidentiality agreement with the Company, dated as of May 17, 2024, pursuant to which Sellers have received (and are in possession of) certain information from the Company, which may include material non-public information (the “Confidential Information”). By virtue of its designees appointed to and serving on the Company’s board of directors, Purchaser has access to the Confidential Information. Purchaser does not possess or have access to any material non-public information regarding the Company or the Notes other than the Confidential Information. Notwithstanding such parity of information, Purchaser acknowledges that Sellers have not affirmatively disclosed such Confidential Information to Purchaser, and Purchaser acknowledges and agrees that Sellers are not obligated to disclose any Confidential Information and will not have any liability with respect to such non-disclosure.

(h)            Neither Purchaser, any of its affiliates, nor any of their respective directors, officers, employees, stockholders, members, partners, investors, or agents are, or have ever been: (i) persons with names listed on any list of denied or restricted parties under the U.S. Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, the U.S. State Department’s Debarred Parties List or list of parties subject to nonproliferation sanctions, the U.S. Commerce Department’s Entity List, Denied Parties List, or Unverified List, the EU Consolidated Financial Sanctions List, the UK Sanctions List, or the United Nations Security Council Consolidated List; (ii) persons owned or controlled by the government of a Cuba, Iran, North Korea, Syria, the Crimea Region of Ukraine, and the Covered Regions of Ukraine (as defined by Executive Order 14065) (“Sanctioned Jurisdictions”); (iii) a person located, organized or ordinarily resident in a Sanctioned Jurisdiction; or (iv) a person 50% or more, directly or indirectly, owned, or otherwise controlled, by one or more persons referenced in clause (i), (ii) or (iii) (collectively, “Sanctioned Persons”). No funds that Purchaser will use to pay the Purchase Price (including, without limitation, the Purchase Price Deposit) or any other payments under this Agreement are, to the best knowledge of Purchaser, derived from, for the benefit of, or on behalf of any Sanctioned Person, whether directly or indirectly, in whole or in part, or derived from any transaction with or action involving a Sanctioned Person such that the payments of the Purchase Price (including, without limitation, the Purchase Price Deposit) or any other payment under this Agreement may cause any party to this Agreement to violate applicable law.

(i)             The operations of Purchaser have been conducted in material compliance with the rules and regulations administered or conducted by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), the rules and regulations of the Foreign Corrupt Practices Act (“FCPA”) and the Anti-Money Laundering (“AML”) rules in the Bank Secrecy Act applicable to the Investor. The Investor has performed due diligence necessary to reasonably determine that its beneficial owners are not Sanctioned Persons and have not been found to be in violation or under suspicion of violating OFAC, FCPA or AML rules and regulations.

(j)             Except for the representations and warranties in this Agreement, Purchaser acknowledges and agrees that no Seller nor any person on behalf of any Seller makes any other express or implied representation or warranty with respect to the Company or the Notes or with respect to any other information provided or made available to Purchaser in connection with this Agreement, and Sellers (and any person acting on behalf of any Seller) shall not have any liability to Purchaser resulting from Purchaser’s reliance on any such information. Purchaser specifically disclaims that it is relying on or has relied on any representations or warranties, other than those representations and warranties contained in this Agreement, that may have been made by any person, and acknowledges and agrees that Sellers have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

SECTION 2.3         Revisions to the Notes; Certain Waivers.

(a)            Prior to the Closing, Sellers shall use reasonable best efforts to work with Purchaser to seek the approval of the Company and the Collateral Agent to make certain changes in the terms of the Notes effective upon (but not prior to) the consummation of the Closing, including:

(i)             waive or otherwise remove or render inapplicable to Purchaser and its Affiliates the beneficial ownership limitations set forth in Section 5(b) of Note No.1, Note No.2, Note No.3 and Note No.4 (collectively, the “Convertible Notes”); and

(ii)            allow Note No.17, Note No.18, Note No.19 and Note No.20 to be convertible into shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), at the same rate and on the same terms and conditions as those set forth in the Convertible Notes (as altered, to the extent applicable, by Section 2.3(a)).

To avoid doubt, the failure of the Company or the Collateral Agent to consent to or to otherwise make or allow any revisions to the terms of the Notes, including, without limitation, those contemplated by this Section 2.3, shall not result in the failure of any condition set forth in Section 1.3, and Purchaser shall be obligated to purchase the Notes at the Closing notwithstanding such failures.

(b)            Prior to the Closing, Sellers shall take such actions, and shall request the Company and the Collateral Agent to take such actions, as may be reasonably necessary to waive any Default, Event of Default or Fundamental Change under the Notes occurring after the date of this Agreement as a result of (i) any purchase by Purchaser of additional shares of Common Stock or (ii) any conversion of the Simple Agreement for Future Equity, dated as of February 8, 2024, between the Company and Purchaser into Equity Securities (as defined therein); provided that any such waivers need only be effective from the date of this Agreement through the earlier of the Closing and the termination of this Agreement pursuant to Section 4.1.

(c)            Purchaser consents to any waivers or other revisions made to the terms of the Notes pursuant to this Section 2.3(c).

(d)            Sellers shall not waive any Defaults, Events of Default or Fundamental Changes with respect to the Notes or seek or agree to any changes to the Notes without Purchaser’s consent from the date of this Agreement through the earlier of the Closing and the termination of this Agreement pursuant to Section 4.1.

SECTION 2.4         New Loan. Prior to the Closing, Sellers shall, and shall cause their respective Affiliates to, negotiate in good faith with the Company definitive documentation providing for the New Loan, with such definitive documentation to be on such terms as are consistent with the terms set forth on Exhibit C to this Agreement and otherwise on terms and conditions as are reasonably satisfactory to Sellers and Purchaser.

ARTICLE III
WAIVER

SECTION 3.1         Purchaser’s Waiver. Except for the failure to comply with the covenants set forth in this Agreement or for any inaccuracy in the representations and warranties set forth in this Agreement, Purchaser, on behalf of itself and its officers, directors, stockholders, partners, members, employees, agents, affiliates, representatives, successors and assigns, hereby:

(a)            fully and irrevocably waives any and all claims, rights, causes of action, suits, obligations, debts, demands, arrangements, promises, liabilities, controversies, costs, expenses, fees or damages of any kind (including without limitation through recission or other relief), whether known or unknown, accrued or not accrued, foreseen or unforeseen or matured or not matured (collectively, “Claims”) any such persons would or could have, or may hereafter have, against any Seller, each of their current and future affiliates (including, without limitation, all persons who control any Seller within the meaning of the Securities Act), and any of their respective officers, directors, stockholders, partners, members, managers, employees, agents, advisors, representatives, successors and assigns (Sellers and all the foregoing persons, collectively, the “Sellers’ Released Persons”) arising out of, based upon or relating to (including, without limitation, any liability under U.S., federal or state securities laws, common law fraud or deceit, breach of fiduciary duty, negligence or otherwise) the possession or non-disclosure by Sellers to Purchaser of any information (including, without limitation, Confidential Information) in the possession of Sellers regarding the Company or the Notes;

(b)            fully and forever releases, discharges and dismisses any and all Claims any such persons ever had, now has, can have, or shall or may hereafter have, whether directly, derivatively, representatively or in any other capacity, against any Seller or any of the other Sellers’ Released Persons that are based upon, arise from or in any way relate to, directly or indirectly (including, without limitation, any and all claims alleging violations of U.S., federal or state securities laws, common law fraud or deceit, breach of fiduciary duty, negligence or otherwise), the possession or non-disclosure by Sellers to Purchaser of any information (including, without limitation, Confidential Information) in the possession of Sellers regarding the Company or the Notes; and

(c)            agrees not to assist, solicit or encourage, directly or indirectly, any other person to assert any Claim waived, released, discharged or dismissed pursuant to this Section 3.1.

Purchaser confirms that it understands the significance of the foregoing waiver and that Sellers are relying on the foregoing waiver when deciding to enter into this Agreement and would not enter into this Agreement without such waiver.

SECTION 3.2         Sellers’ Waiver. Except for the failure to comply with the covenants set forth in this Agreement or for any inaccuracy in the representations and warranties set forth in this Agreement, Sellers, on behalf of themselves and their officers, directors, stockholders, partners, members, employees, agents, affiliates, representatives, successors and assigns, hereby:

(a)            fully and irrevocably waive any and all Claims any such persons would or could have, or may hereafter have, against Purchaser and each of its current and future affiliates (including, without limitation, all persons who control Purchaser within the meaning of the Securities Act), and any of its respective officers, directors, stockholders, partners, members, managers, employees, agents, advisors, representatives, successors and assigns (Purchaser and all the foregoing persons, collectively, the “Purchaser Released Persons”) arising out of, based upon or relating to (including, without limitation, any liability under U.S., federal or state securities laws, common law fraud or deceit, breach of fiduciary duty, negligence or otherwise) the possession or non-disclosure by Purchaser to Sellers of any information (including, without limitation, Confidential Information) in the possession of Purchaser regarding the Company or the Notes;

(b)            fully and forever release, discharge and dismiss any and all Claims any such persons ever had, now has, can have, or shall or may hereafter have, whether directly, derivatively, representatively or in any other capacity, against Purchaser or any of the other Purchaser Released Persons that are based upon, arise from or in any way relate to, directly or indirectly (including, without limitation, any and all claims alleging violations of U.S., federal or state securities laws, common law fraud or deceit, breach of fiduciary duty, negligence or otherwise), the possession or non-disclosure by Purchaser to Sellers of any information (including, without limitation, Confidential Information) in the possession of Purchaser regarding the Company or the Notes; and

(c)            agree not to assist, solicit or encourage, directly or indirectly, any other person to assert any Claim waived, released, discharged or dismissed pursuant to this Section 3.2.

Each Seller confirms that it understands the significance of the foregoing waiver and that Purchaser is relying on the foregoing waiver when deciding to enter into this Agreement and would not enter into this Agreement without such waiver. Notwithstanding anything in this Section 3.2 to the contrary, Sellers (on behalf of themselves and their officers, directors, stockholders, partners, members, employees, agents, affiliates, representatives, successors and assigns) do not waive, release, discharge, dismiss or agree not to assist, solicit or encourage any other person to assert any Claim arising out of or relating in any way to Sellers’ ownership of shares of Common Stock (or any Claims incidental thereto) or to the New Loan or any documentation executed or other transactions or actions undertaken in connection therewith.

ARTICLE IV
Miscellaneous

SECTION 4.1         Termination. This Agreement may be terminated by (a) Purchaser by written notice to Sellers delivered at any time on or prior to September 13, 2024, (b) Sellers by written notice to Purchaser if Purchaser fails to pay any portion of the Purchase Price Deposit on or prior to September 13, 2024, (c) Sellers at any time prior to the Closing by written notice to Purchaser if a breach of any representation, warranty, agreement or covenant of Purchaser set forth in this Agreement has occurred, which breach would give rise to the failure of a condition set forth in Section 1.3 and as a result of such breach, such condition would not be capable of being satisfied prior to the Outside Date (as defined below), (d) Purchaser at any time prior to the Closing by written notice to Sellers if a breach of any representation, warranty, agreement or covenant of Sellers set forth in this Agreement has occurred, which breach would give rise to the failure of a condition set forth in Section 1.3 and as a result of such breach, such condition would not be capable of being satisfied prior to the Outside Date, (e) Purchaser or Sellers, by written notice to the other, if the Closing has not been consummated on or before October 6, 2024 (the “Outside Date”), or (e) Purchaser or Sellers, by written notice to the other, if any governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, rule or regulation that permanently enjoins or otherwise makes illegal or prohibits the purchase and sale of the Notes as contemplated by this Agreement; provided, however, that, in each case, no such termination will affect the right of any party to sue for any breach by any other party (or parties).

SECTION 4.2         Entire Agreement. This Agreement constitutes the entire Agreement between the parties with respect to the matters herein addressed, and supersedes and cancels all prior or contemporaneous agreements or understandings, whether oral or written.

SECTION 4.3         Amendments and Waivers. This Agreement may not be modified or amended except by a writing duly executed and delivered by the parties. No waiver of any provision of this Agreement shall be effective against a party unless in a writing duly executed and delivered by such party. No waiver of any particular provision of this Agreement shall constitute a waiver of any other provision hereof. No waiver of any provision of this Agreement in respect of a particular event or circumstance shall constitute a waiver of the same provision in respect of any other event or circumstance.

SECTION 4.4         Assignment. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned, in whole or in part, by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment not permitted under this paragraph shall be null and void.

SECTION 4.5         Third-Party Beneficiaries. Except as set forth in Section 3.1 and Section 3.2 where Sellers’ Release Persons and Purchaser Released Persons are third party beneficiaries for such waivers and releases, this Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns and nothing herein express or implied shall give or shall be construed to confer any legal or equitable rights or remedies to any person other than the parties to this Agreement and such successors and permitted assigns.

SECTION 4.6         Severability. If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term or provision.

SECTION 4.7         Survival. The representations, warranties and covenants set forth in this Agreement shall survive the Closing and the transfer of the Notes. Section 1.5 and this Article IV shall survive the termination of this Agreement pursuant to Section 4.1

SECTION 4.8         Governing Law; Submission to Jurisdiction. This Agreement shall be governed by, and shall be construed and enforced in accordance with, the laws of the State of New York (without regard to principles of conflicts of law). Each party to this Agreement hereby expressly waives any right to trial by jury in any action or proceeding arising out of or in connection with this Agreement or any other agreement executed or delivered in connection herewith. All judicial proceedings brought against any party hereto with respect to this Agreement shall be brought exclusively in any state or federal court of competent jurisdiction in the State of New York, County of New York, and by execution and delivery of this Agreement, each party hereto accepts, for itself and in connection with its properties, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts, and irrevocably agrees to be bound by any final judgment rendered thereby in connection with this Agreement from which no appeal has been taken or is available. Each party hereto irrevocably waives any objection, including without limitation any objection of the laying of venue or based on the grounds of forum non conveniens, that it may now or hereafter have to the bringing of any such action or proceeding in any such jurisdiction. Each party hereby irrevocably waives personal service of process and consents to process being served in any such proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

SECTION 4.9         Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 4.10       Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

SECTION 4.11       Notices. All notices and other communications given or made pursuant to this Agreement will be in writing and will be deemed effectively given and delivered at the earliest of: (a) the time of transmission, if such notice or communication is delivered via email at or prior to 5:30 p.m. (New York City time) on a Business Day, (b) the next Business Day after the time of transmission, if such notice or communication is delivered via email on a day that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, (c) the second business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. In each case notice shall be sent to:

If to Purchaser, addressed to:

[Redacted]

If to Sellers, addressed to:

[Redacted]

or, in each case, to such other place and with such other copies as each party may designate as to itself by written notice to the others.

IN WITNESS WHEREOF, this Purchase and Sale Agreement has been duly executed and delivered by each of the parties hereto as of the date first above written.

SELLERS:

Whitebox Multi-Strategy Partners, LP

By:
Name:
Title:

Whitebox Relative Value Partners, LP

By:
Name:
Title:

Pandora Select Partners, LP

By:
Name:
Title:

Whitebox GT Fund, LP

By:
Name:
Title:

PURCHASER:

D&D Source of Life Holding Ltd.

By:
Name:
Title:

[Signature Page to Purchase and Sale Agreement]

Exhibit A to

Purchase and Sale Agreement

List of Notes

The following is a list of the 10% Secured Convertible Notes and Secured Promissory Notes outstanding and, as of the date of this Agreement, the corresponding Principal Amounts of each such Note, not including any accrued but unpaid interest that may ultimately be paid in-kind.

Note	Registered Holder	Principal Amount		Purchase Price	Purchase Price Deposit
Secured Convertible Note No. 1, dated May 9, 2022	Whitebox Multi-Strategy Partners, LP	$6,571,365.53		$6,571,365.53	$1,102,686.15
Secured Convertible Note No. 2, dated May 9, 2022	Whitebox Relative Value Partners, LP	$3,639,525.53		$3,639,525.53	$610,718.48
Secured Convertible Note No. 3, dated May 9, 2022	Pandora Select Partners, LP	$606,587.61		$606,587.61	$101,786.42
Secured Convertible Note No. 4, dated May 9, 2022	Whitebox GT Fund, LP	$556,038.61		$556,038.61	$93,304.21
Secured Promissory Note No. 17, dated August 1, 2024	Whitebox Multi-Strategy Partners, LP	$3,758,288.95		$3,758,288.95	$630,647.18
Secured Promissory Note No. 18, dated August 1, 2024	Whitebox Relative Value Partners, LP	$2,081,513.89		$2,081,513.89	$349,281.52
Secured Promissory Note No. 19, dated August 1, 2024	Pandora Select Partners, LP	$346,918.99		$346,918.99	$58,213.59
Secured Promissory Note No. 20, dated August 1, 2024	Whitebox GT Fund, LP	$318,009.06	[1]	$318,009.06	$53,362.45

1 Principal Amount on the face of this note reflected as $318,099.06 to be corrected as part of the transactions contemplated by this Agreement.

A-1

Exhibit B to

Purchase and Sale Agreement

•	Limited Waiver and Amendment to 10% Secured Convertible Notes Dated May 9, 2022, dated and effective as of August 11, 2022, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

•	Limited Waiver Agreement, dated and effective as of November 13, 2022, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

•	Partial Option Exercise and Second Amendment to the 10% Secured Convertible Notes, dated and effective as of February 10, 2023, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

•	Limited Waiver and Deferral Agreement, dated and effective as of February 10, 2023, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

•	Limited Waiver, dated and effective as of April 11, 2023, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

•	Partial Option Exercise and Third Amendment to the 10% Secured Convertible Notes, dated and effective as of May 30, 2023, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

•	Limited Waiver and Deferral Agreement, dated and effective as of May 30, 2023, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

•	Fourth Amendment to the 10% Secured Convertible Notes, dated and effective as of August 15, 2023, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

•	Fifth Amendment to the 10% Secured Convertible Notes, dated and effective as of October 5, 2023, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

•	Limited Waiver and Deferral Agreement, dated and effective as of October 5, 2023, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

•	Limited Waiver, Deferral and Amendment and Restatement Agreement, dated and effective as of February 12, 2024, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

o	Amendment to Limited Waiver, Deferral and Amendment and Restatement Agreement, dated and effective as of April 1, 2024, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

B-1

•	Limited Waiver and Deferral Agreement, dated and effective as of May 17, 2024, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

•	Option Exercise and Sixth Amendment to the 10% Secured Convertible Notes, dated and effective as of August 1, 2024, between Reed’s, Inc., the Holders party thereto and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent.

B-2

Exhibit C to

Purchase and Sale Agreement

SUMMARY OF INDICATIVE TERMS AND CONDITIONS2

Borrower:	Reed’s Inc. (NASDAQ: REED) (“Company”)
Guarantors:	All current and future direct and indirect subsidiaries of the Company
Term Loans:	Up to $10 million of term loans.
Use of Proceeds:	Repay all obligations under the ABL Debt, with remaining amounts to be used for the payment of currently outstanding trade payables and any excess used for general corporate purposes.
Payment Priority:	Senior debt
Security:	1st lien on all assets, including intellectual property, of the Company. No other secured debt existing at time of funding or, if any exists, it is subject to subordination and intercreditor agreements on customary terms
Maturity Date:	One year from Closing Date.
Interest Rate:	8% per annum paid in cash. Interest paid quarterly.
Amortization:	None
Mandatory Prepayments:

1)       Repayment of 100% of net cash proceeds of any non-ordinary course asset sale.

2)       100% of swing-lid insurance proceeds or Employee Retention Credit Proceeds.

3)       100% of proceeds from any non-permitted indebtedness.

Covenants:	High-yield secured covenants customary for a transaction of this nature (including a debt covenant that does not permit pari passu debt).
Financial Covenant:	All time minimum cash balance subject to monthly reporting.
Expenses:	The Company will pay legal fees and expenses of the Lenders in connection with this transaction.
Lenders:	Certain funds managed by Whitebox Advisors LLC.
Other Terms and Conditions:

Term Loans governed by the State of New York.

Other terms and conditions customary for a transaction of this nature.

Subject to due diligence and legal documentation, in each case, satisfactory to the Lenders.

2 Defined terms have the meaning set forth in the Notes (as defined in the agreement to which this Summary of Indicative Terms and Conditions is attached).

C-1